Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Six Months Ended October 25, 2003	Fiscal Year (1)
		2003	2002	2001	2000	1999
Earnings
Income before income taxes	$93,406	$66,037	$36,300	$21,006	$33,635	$17,615
Plus:
Fixed Charges	10,368	20,840	20,052	18,941	15,003	14,084
Amortization of capitalized interest	24	48	28	—	—	—
Less interest capitalized during period	—	—	240	—	—	—

	$103,798	$86,925	$56,140	$39,947	$48,638	$31,699

Fixed Charges
Interest (expensed or capitalized)	$8,186	$16,042	$15,964	$16,393	$12,767	$12,267
Estimated portion of rent expense representative of interest	1,294	2,675	2,519	1,958	1,661	1,349
Amortization of deferred financing fees	888	2,123	1,569	590	575	468

	$10,368	$20,840	$20,052	$18,941	$15,003	$14,084

Ratio of earnings to fixed charges	10.0	4.2	2.8	2.1	3.2	2.3

(1)	All fiscal years presented were 52 weeks, except for fiscal 2000, which had 53 weeks.